

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2022

Eric J. Cremers
Chief Executive Officer
POTLATCHDELTIC CORP
601 West First Avenue, Suite 1600
Spokane, WA 99201

> **Re: POTLATCHDELTIC CORP**
> **Registration Statement on Form S-4**
> **Filed July 11, 2022**
> **File No. 333-266076**

Dear Mr. Cremers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melanie Singh at 202-551-4074 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Eric A. DeJong, Esq.